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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes     No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Preview of Income Statements for First Quarter 2003

2.	Tables Results First Quarter 2003

3.	Annex 1 Operating Highlights

4.	1st Quarter 2003 Preliminary Results Presentation

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Item 1

PREVIEW OF INCOME STATEMENT FOR

FIRST QUARTER 2003

REPSOL YPF TREBLES PRODUCTION AND RESERVES IN TRINIDAD & TOBAGO.  DESPITE LARGE INVESTMENTS, THE DEBT RATIO REMAINS AT 29%.

Unaudited figures

FIRST QUARTER 2003 RESULTS (Million euro)	1Q 2002	4Q 2002	1Q 2003	% Variation 1Q03 / 1Q02
ADJUSTED NET INCOME (1)	442	785	772	74.7
NET INCOME	302	189	672	122.5
OPERATING INCOME (2)	889	878	1,129	27.0
CASH FLOW	1,154	1,252	1,257	8.9
Euro per share (3)
ADJUSTED NET INCOME	0.36	0.64	0.63	74.7
NET INCOME	0.25	0.15	0.55	122.5
CASH FLOW	0.95	1.03	1.03	8.9

(1)	Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortisation.
(2)
1Q2002 proforma operating income figures with 24% stake in Gas Natural SDG would be Eu623 million, and cash flow on these same terms would be Eu909 million.  Growth rates would be 81.2% and 38.3%, respectively.

(3)	Average number of shares: 1,220.8 million, constant over the period under study.

FIRST QUARTER 2003 HIGHLIGHTS

•	Net income rose 122.5% year-on-year to Eu672 million. Operating income on like terms, with 24% stake in Gas Natural SDG, would have risen more than 80%.

•	Quarterly production was 1,002,700 boepd, rising 6% in comparison to the 2002 equivalent of 945,600 boepd.

•
On January 2nd last, Repsol YPF executed its purchase option on an additional 20% stake in BPRY in Trinidad & Tobago.  This acquisition has trebled proved reserves in Trinidad & Tobago from the beginning of 2003, to 709 million barrels of oil equivalent.

•	The debt ratio remained at 29%, the same as at the close of 2002, despite important investments amounting to Eu1,410 million booked in the quarter.

•	On April 4th last, the Repsol YPF Annual General Shareholders’ Meeting approved the payment of a total gross dividend against 2002 of Eu0.31 per share, 48% higher than in the previous year.

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THE SITUATION IN ARGENTINA AND BRAZIL

During the first quarter 2003, the economic situation in Argentina has shown ongoing improvement, as may be seen from the country’s key economic indicators.  Following ratification of the free availability of 70% of export proceeds at the close of 2002, the oil sector has continued operating in a regulatory regime in which there have been no significant changes.

On the political scene, following the first round of elections in Argentina on April 27th last, the two final candidates, both members of the “Justicialist” party, await the final round on 18 May next, and coincide in emphasising their commitment to the country’s development and will to honour Argentina’s commitments to the international community.

1.     Improved economic situation:  main indicators

1.1
Improvement in the level of economic activity has given signs of speeding up in the first few months of 2003.  In this first quarter, de-seasonalised industrial production grew a 7.8%, to a level 20% higher than that for the same period in 2002.  The construction sector also posted high growth (36% year-on-year).  The monthly GDP indicator marked an accumulated 5.1% growth for the first two months.  Private institutions show consensus in forecasting a near 4% rise in GDP for 2003.

1.2
Inflation is under control and is lower than initially expected by the IMF and the Argentine government itself. In the first quarter 2003, retail prices rose a cumulative 2.5% (1.3%, 0.6% and 0.6% month-on-month, from January to March) and wholesale prices 0.2%.  Retail prices in April rose only 0.1%, while wholesale prices fell 1.9%. Year-on-year inflation has dropped constantly in the past months from 41% in December to 19.4% in April (33% for wholesalers).  The IMF has revised downwards its initial annual inflation forecast for 2003 to between 15% and 20%.

1.3
Following the trend initiated in mid-2002, the peso continues to appreciate against the dollar.  On May 13 th last, the peso/dollar exchange rate was 2.76 pesos per dollar as against 3.32 pesos to the dollar at the close of last year.  Within this context, to avoid additional rises in the peso exchange rate, authorities decided to grant flexibility in the strict exchange controls.

1.4
Currency reserves in the Central Bank were at the 11 billion dollar mark.  As part of the agreement with the IMF, signed in January, Argentina has regularised back payments on debt to other international financial institutions.

1.5
Tax collection has continued to rise, and in the first quarter 2003, surpassed 15 billion pesos, 59% up on the 2002 equivalent.  These larger revenues gave rise to a primary income surplus of $1,788 million, $288 million more than the target stipulated in the agreement with the IMF for this period. In April tax collection has grown 89% against the same month of 2002 reaching 5.5 billion pesos.

1.6
Following the Supreme Court decision to re-dollarise bank deposits, the Argentine government set up a new exchange for re-scheduled deposits, under which the banks must pay the depositor the original amount multiplied by 1.40 (initial devaluation), and adjusted by an indicator reflecting accumulated retail inflation  (close to 45%) while the state tops up with a dollar premium the difference between this and the dollar’s free market value.  Under this scheme, restrictions on the availability of funds have be lifted.  Despite this liberation of funds, private deposits have increased, totalling 60 billion pesos in mid. April, as against 58 billion at the end of 2002

1.7
The agreement with the IMF has developed favourably.  Argentina fulfilled the targets for January, and the Fund’s management approved the first revision carried out in March.  The official information released would also indicate that targets for the first quarter have also been met, and it is therefore thought that a second revision of this agreement would be favourable.

2.     Specific regime for the oil sector

By Decree 2703 of December 31st 2002, the Argentine government confirmed the free availability of 70% of oil and gas export revenues.  The company is therefore assured of the flexibility to use its cash flow to meet its commercial and financial obligations outside Argentina in a normal manner.

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During the first quarter, and in a context of oil price escalation, the companies operating in the upstream and downstream sectors in Argentina extended the price stability agreement with the government up to May 31st next. Under this agreement, the downstream companies promise to keep fuel prices stable at a level based on a benchmark price of $28.5 per barrel of WTI. The lower margins produced when oil prices rise above this benchmark level should be offset by maintaining the level of oil product prices if and when crude oil prices fall below the reference mark.

Upstream companies, for their part, promise to finance only this margin differential, because, in all event, they invoice their crude at the market price.  Thus, in price scenarios higher than the mentioned $28.5 per barrel of WTI, these companies extended credit to the refining companies for the difference between the cost of oil and the reference level, which would be returned to them in a low price scenario, or on termination of the current agreement.

In the case of Repsol YPF, as an integrated business, the main effect of this agreement has been to keep internal prices at a constant level in the high price scenario during this first quarter 2003, with the compensation during the second quarter that product prices have not fallen in alignment with lower crude oil prices.

On April 22nd 2003, YPF paid a dividend of 5 pesos per share, which was equivalent to gross amount of $680 million. The company paid an overall dividend of 9 pesos per share against 2002, representing a sum of $1,122 million.

At March 31st 2003, the peso/dollar exchange rate was 2.93 pesos/$ in comparison to 3.32 pesos/$ at December 31st 2002.

In Brazil, the economic situation has continued to improve since the new President, Luiz Inácio Da Silva, came into power, showing a determination to impose a healthy fiscal and monetary policy, accompanied by an important agenda of structural reforms.

As in the case of Argentina, the real has shown a tendency to appreciate over the quarter, going from 3.53 reals/$ in December 2002, to 3.35 reals/$ in March 2003.

In short, the year 2003 has begun with a sustained recovery of the Argentine economy, which is expected to consolidate following the presidential elections.  In Brazil, the appropriate economic attitude shown by the new government has proved an agreeable surprise, improving prospects for the country’s economic future.

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1.  INTRODUCTION

1.1    First quarter results

Adjusted net income jumped 74.7% to Eu772 million, in comparison to Eu442 million for the same period a year earlier.  Reported net income for the first quarter 2003 was Eu672 million, 122.5% up on the 2002 equivalent.

The table below gives a reconciliation of the company’s results in the first quarter 2003 and first and fourth quarters 2002.

(Million euro)	1Q02	4Q02	1Q03
Net income	302	189	672
Goodwill amortization	139	213	122
Accountable	64	125	45
Assigned to assets	75	88	77
Net extraordinary items	-156	335	-17
Net non-recurring items	157	48	-5
TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	442	785	772

On equivalent terms, that is, consolidating the stake in Gas Natural SDG at 24% for both quarters, operating income would have been 81.2% higher than the Eu623 million registered in the first quarter 2002, as shown in the following table with a reconciliation of the figures for both quarters for a 24% stake in Gas Natural SDG:

(Million euro)	1Q02	1Q03	% Variation 1Q03 / 1Q02
EBITDA	1,232	1,689	37.1
OPERATING INCOME	623	1,129	81.2
NET CASH FLOW	909	1,257	38.3

Quarterly operating income was Eu1,129 million, and net cash flow was Eu1,257 million.

Earnings per share in the first quarter of 2003 were Eu0.55.  Cash flow per share in the same period was Eu1.03.

Oil prices continued to climb in this quarter, with Brent trading above $34 per barrel, that is over $10 per barrel higher than in the first quarter of 2002, although a gradual decline commenced in March, with the Brent price settling in a band between $23 and $25 per barrel.  Following up on the recovery started in the second half of 2002, international refining margins improved significantly this quarter, and were much higher than those in the first quarter of last year.  Marketing margins fell with respect to the first quarter of 2002, mainly because of the rise in international product prices and a temporary delay in passing this effect through to consumer prices.  In Chemicals, international margins for most of the Repsol YPF chemical product portfolio were higher year-on-year, particularly those on urea and methanol.  Gas & Power results this quarter suffered the effect of partial Gas Natural SDG deconsolidation, the deconsolidation of Enagas, changes in the remuneration regime in Spain, and reclassification of the results from certain Argentine affiliates incorporated in the Exploration & Production business area.

1.2  Investment and divestment

Investments in the first quarter, at Eu1,410 million, were 95.8% higher year-on-year. This increase is mainly attributable to the exercise of the purchase option on 20% of Trinidad & Tobago gas reserves on January 2nd last. Excluding this effect, the rate of investment was maintained at the same level as in former quarters.

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Divestments in the first quarter were Eu117 million and relate mainly to the sale of a 6.79% stake in CLH to Oman Oil Company.

1.3  Financial debt

The Company’s net financial debt was Eu7,686 million at the end of the first quarter, Eu214 million higher than at the close of 2002.  This was only a slight 2.9% increase, despite the acquisition of an additional 20% interest in BPRY, in Trinidad & Tobago, and the consequent consolidation of that company’s debt (amounting to Eu836 million), and a Eu226 million dividend payout against the 2002 financial year.

With respect to the other factors behind the variation in net debt, we would highlight the following:

•	Eu1,257 million net cash flow generated in the quarter.
•	Divestments totalling Eu112 million.
•	The effect of the euro/dollar exchange rate, originating a Eu301 million debt reduction.
•	Variation in working capital and other movements, producing an increase of Eu251 million.

Pursuant to the company’s policy, cash financial investments at March 31st last amounted to Eu3,121 million, similar to the year-end 2002 levels.  This is more than sufficient to cover debt maturities for one year, should there arise a worse scenario than the present.

The financial ratios for this quarter are as follows:

•	The debt ratio rose slightly from 29.2% to 29.5%.
•	The ratio of net debt to operating cash flow stood at x1.1 on March 31st 2003, and was significantly lower than the x1.4 ratio for 2002.

We would like to mention that the ranking agency, Fitch, confirmed a stable rating outlook for Repsol YPF, S.A. in contrast to the former negative situation, and YPF, S.A. has been placed as having positive implications.

NET DEBT EVOLUTION	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
NET DEBT AT BEGINNING OF PERIOD	16,555	8,739	7,472	-54.9
CASH-FLOW	-1,154	-1,252	-1,257	8.9
INVESTMENTS (*)	720	791	1,407	95.4
DIVESTMENTS (*)	-417	-73	-112	-73.1
DIVIDENDS	304	75	226	-25.7
TRANSLATION DIFFERENCES (1)	368	-550	-301
VARIATION OF WORKING CAPITAL AND OTHER MOVEMENTS	293	-258	251	-14.3
NET DEBT AT CLOSE OF PERIOD	16,669	7,472	7,686	-53.9
Debt ratio (%)
TOTAL CAPITALISATION	38,458	25,546	26,082	-32.2
NET DEBT / TOTAL CAPITALISATION	43.3	29.2	29.5	-31.9
NET DEBT / SHAREHOLDERS EQUITY	118.8	55.0	55.2	-53.5

(*)	Excluding investments and divestments in financial assets having no effect on net debt evolution.
(1)	At March 31st 2002, 1 euro = 0.872 dollars; at December 31st 2002, 1 euro = 1.049 dollars; and at March 31st 2003, 1 euro = 1.089 dollars.

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2.  ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

2.1.     EXPLORATION & PRODUCTION

Unaudited figures

	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
OPERATING INCOME (Million euro)	256	589	670	161.7
OIL AND LIQUIDS PRODUCTION (Thousand boepd)	587.3	574.2	575.6	-2.0
GAS PRODUCTION (Million scfpd)	2,012	2,151	2,398	19.2
TOTAL PRODUCTION (Thousand boepd)	945.6	957.5	1,002.7	6.0
INVESTMENTS (Million euro)	240	328	1,154	380.8
EXPLORATION EXPENSES (Million euro)	38.9	55.5	37.4	-3.9

REALISATION PRICES	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
Brent ($/Bbl)	21.14	26.87	31.52	49.1
WTI ($/Bbl)	21.56	28.32	34.06	58.0
LIQUIDS ($/Bbl)	15.3	23.3	28.3	85.0
GAS ($/thousand scf)	0.86	0.90	1.04	20.9

First quarter results

Operating income for this quarter was Eu670 million, showing a year-on-year rise of 161.7%.  Improvement here was due to higher oil prices and the rise in gas prices in Argentina, and the incorporation of production from the assets acquired in Trinidad & Tobago.  In contrast, the depreciation of the dollar against the euro had a negative effect. Some internal accounting reclassifications on inventories, which will be commented later in the note, have taken place in this quarter.

Since the beginning of 2003, income has been incorporated from gas and LNG marketing and trading, and from some Argentine affiliates (mainly Mega and Pluspetrol Energy), which consolidated under Gas & Power in previous quarters. The contribution of these affiliates to the E&P operating result was Eu5 million in the 1Q 2002.

In the first quarter 2003, the Repsol YPF liquids realisation prices averaged $28.3 per barrel versus $15.3 per barrel in the same quarter in 2002, and $23.3 per barrel in the fourth quarter 2002.  The lower differential in the crude benchmark price in 2003 as compared with 2002 is mainly because the application of a discount of around 10% on the market price for domestic sales in Argentina (equivalent to $2.15 per barrel for all oil sold in Argentina), considerably lower than the approximately 22% discount applied in the same period the year before.  Furthermore, a 20% retention continued to be levied on oil exports from Argentina, resulting in a payment of $26.4 million, equivalent to $0.78 per barrel on all crude oil sold in that country during this first quarter 2003.

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Average gas prices over the quarter were $1.04 per thousand cubic feet, 20.9% higher than the 2002 equivalent. This was due to the effect of peso appreciation on Argentine gas prices, where the average price was $0.88 per thousand cubic feet ($0.64 in the first quarter 2002 and $0.7 in the fourth quarter) and also thanks to the larger weight of Trinidad & Tobago in overall gas sales, which rose from 5.5% in the first quarter of 2002, to 17% in this quarter 2003, as well as a price rise to $1.57 per thousand cubic feet, as against $1.07 in the first quarter 2002.

Improvement in gas prices in Argentina originated in the progressive dollarisation of domestic sales to industrial export customers, taking 2001 prices as a base; and the positive impact of the peso appreciation.

Total production during the quarter, at 1,002,700 barrels of oil equivalent per day, was 6.0% higher than the 945,600 barrels registered in the same quarter the year before.  In like-for-like terms for the same asset holdings in 2003, total production in the first quarter would have been 0.7% up on year-on-year. Growth in production came from the acquisition of an additional 20% stake in BPRY in Trinidad & Tobago (+61 Kboepd) and, to a lesser extent, from higher gas production in Argentina and oil in Libya, which offset lower production in Venezuela, Algeria, Ecuador, Dubai and Spain.  The impact of the strike in Venezuela accounted for 14 Kboepd in the quarter, and production there returned to pre-crisis levels throughout February. In Algeria, the effect of high oil prices on production sharing contracts (PSC) had an impact of 6 Kboepd.

Crude oil and liquids production was 575,600 barrels per day, showing a 2.0% year-on-year drop, mainly because of the drop in Venezuelan production (-7 KbbI/day), oil transport restrictions in Ecuador, and the impact pf PSC’s in Algeria. Excluding the impact of these factors, production would have been maintained almost constant in the quarter against 2002.

Turning to gas, there was a 2,398 million m3 per day gas production (equivalent to 427,100 boepd), showing a 19.2% rise against the 2002 equivalent.  This was mainly due to the 20% BPRY stake acquisition (53.0 Kboepd) and higher gas demand in Argentina (22.5 Kboepd).  The strike in Venezuela was responsible for a 7Kboepd reduction in gas production in the quarter, and in Algeria, the negative impact of higher oil prices on PSC resulted in a drop of 4 Kboepd.

The devaluation in Argentina had the effect of lowering euro-denominated investment costs and enhancing the company operating costs in comparison to pre-crisis levels.  Repsol YPF global lifting costs in the first quarter of 2003 were $1.78 /boe, 11% higher than in same quarter last year ($1.61 in 2002) because of the impact of Argentinean inflation, but nevertheless much lower than the $2.70 boe in the first quarter of 2001.  Lifting costs in Argentina, at $/1.80 boe, were 6.5% higher year-on-year ($1.69 in 2002), but significantly lower than the $2.46/boe in the first quarter of 2001.

As mentioned previously, in Argentina, since the beginning of 2003, there has been a change in the domestic accounting criteria for internal transactions between the Exploration & Production and Refining & Marketing divisions, involving crude and oil product inventories, and as a result, these are now valued at the production cost.  This change in criteria has no repercussion on the consolidated Group results, but gives Exploration & Production results the ability to adjust to realisation price variations, and reduces the effect of inventory valoration in Refining & Marketing.  This adjustment represented Eu16 million in the first quarter 2002, and Eu34 million higher income in the fourth quarter 2002.

Exploration expenses were lower in the quarter (Eu37 million versus Eu 39 million in the same quarter 2002) and, as in the first quarter 2002, no extraordinary income/expense was recorded on the purchase/sale of assets.

Two new discoveries were made in Argentina, particularly in the Neuquen basin in the south of the Mendoza province, where the Loma Alta xp-9 well started production at very interesting rates as far as productivity in this basin is concerned, producing 700 barrels per day in natural flow. Drilling activity in the quarter was below average, with great 2D and 3D seismic testing activity in Algeria, Libya, the Canary Islands, and Argentina.

Investments

Investments in this area during the first quarter amounted to Eu1,154 million, and included payment of the purchase option on Trinidad & Tobago, the price of which is confidential.  Expenditure in exploration & production activities was slightly down quarter-on-quarter, owing to the appreciation of the euro against the US$, and the general restraint in investment, mainly affecting exploration and gas development in Argentina.

Investments in development represented 93% of overall investments in the quarter (excluding purchase of reserves) and were made mainly in Argentina (49%), Ecuador (24%), Trinidad & Tobago (15%), and Brazil (3%).

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2.2 REFINING & MARKETING

Unaudited figures

	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
OPERATING INCOME (Million euro)	296	250	357	20.6
LPG OPERATING INCOME (Million euro)	121	19	57	-52.9
OIL PRODUCT SALES (Thousand tons)	12,504	13,406	12,711	1.7
LPG SALES (Thousand tons)	927	812	958	3.3
INVESTMENTS (Million euros)	84	229	95	13.1

REFINING MARGIN INDICATORS ($/Bbl)	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
Spain	0.93	2.16	4.89	425.8
Latin America	1.70	3.45	3.13	84.1
Repsol YPF	1.22	2.64	4.24	247.5

FIRST QUARTER RESULTS

First quarter 2003 operating income from this business area, at Eu357 million, was 20.6% higher than in the same quarter 2002, combination of an overall improvement in international refining margins and a drop in marketing and LPG margins.

The company’s refining margin indicators were at approximately $4.24 per barril, with the March average at approximately $6.09 per barrel, significantly higher than the $1.22 per barril and $2.64 per barril in the first and fourth quarter 2002, respectively. Margin improvement is mainly attributable to the large differential between cude oil and oil products, particularly in gasoil, as well as the increase in freights.  First quarter distillation levels, in like-for-like terms, were 7.1% lower than in the previous quarter, and 5.3% higher than in the first quarter 2002.  The quarter-on-quarter drop was the result of the programmed turnaround at the Cartagena plant for maintenance in January, and because of a general shutdown at Petronor from 7 to 12 February caused by labour unrest, and the maintenance stoppages in February and March.

Refineries in Argentina maintained a high utilisation rate in order to exploit the wider margins on export products.

The refining margin in Peru was lower this quarter because of the pricing policy implemented by Petroperú.  Margins started to recover in mid-March thanks to the significant rise in ex-refinery prices.

As explained in the Exploration & Production section, the operating income figures for refining activities in Argentina were lower because of a change in inventory accounting criteria.  This change whereby inventories are valued at the production cost for the Group, will reduce future income exposure to sharp fluctuations caused by inventory.

In marketing, there was an overall sales increase and a fall in margins for different reasons in Argentina and the rest of the world.

In Spain, light product sales to our own network rose 4.6%, whereas overall sales dropped 4.8% in comparison to the 2002 equivalent.  The cause of this overall decline lies in a lower demand for fuel oil in this first quarter 2003 because of higher rainfall.  However, there was a 7.3% growth in gas oil sales through the service station network, because of the general trend towards diesel powered vehicles, and a 10.1% rise in direct sales of gas oil, because of growth in heating gas oil consumption.

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Gasoline and gas oil margins in Spain were lower than a year earlier because, as in the other countries in the Eurozone, there was a time lag in passing on to domestic retail prices the variations in the international feedstock prices.

In Argentina, improvement in the economic situation maintained the overall market for gasoline and gas-oil in this first quarter at the same level as in the equivalent period last year, albeit with constrasting performance by these products, with a fall of 15.2% and a rise of 5.3%, respectively.  Repsol YPF sales were in line with the market, although with higher ratios:  gasoline sales fell 11.9% while gas-oil sales increased 11.3%, averaging a 4.9% rise in sales for both families of products.

Marketing margins in Argentina were lower in the first quarter in comparison with the same period last year because the price stabilisation agreement reached with the Argentine Government, whereby prices were fixed using US$28.5 per barrel for WTI crude as a benchmark, has kept product prices below international reference prices.

High feedstock prices set the tone with respect to LPG in the first quarter.  Lower temperatures and the maturity of investments in town gas grids boosted LPG sales in Spain, which were 3.9% higher in comparison with the same quarter in 2002, despite the competition from alternative energies (natural gas and power).  Margins were lower than a year earlier, because of the time lag in passing on international feedstock prices in the maximum price formula for bottled LPG, whereby prices are revised half-yearly (in October and April) on the basis of yearly mobile averages.

LPG sales in Latin America posted a year-on-year growth of 1.5%, owing to strong sales growth in Peru, Chile, and Ecuador, and the start of a recovery trend in the Argentine market.  Retail margins increased in all the businesses except in Peru, due to extension of the price Stabilisation Agreement in Argentina and strong price contention by Petroperú.

In addition, costs benefited from the Argentine peso devaluation, although the appreciation of the euro against the dollar mitigated the good performance achieved, in which retail business has regained specific weight as the crisis in Argentina and its collateral effects have been assimilated.

Investments

At Eu95 million, investments for the first quarter of 2003 were 13.1% higher than in equivalent period last year. Investments were mainly allocated to current refining projects, particularly the mild hydrocracker in Puertollano, and the development of piped LPG for multi-family dwellings and municipal areas.

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2.3.     CHEMICALS

Unaudited figures

	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
OPERATING INCOME (Million euro)	(17)	4	51	--
CHEMICAL PRODUCT SALES (Thousand tons)	775	888	996	28.5
INVESTMENTS (Million euro)	22	30	26	18.2

INTERNATIONAL MARGIN INDICATORS	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
Cracker (Euros per ton)	288	367	364	26.4
Derivatives Europe (Euros per ton)	291	319	309	6.2
Derivatives Latin America (US$ per ton)	95	128	174	83.2

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the most significant products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of plants.

First quarter results

First quarter 2003 operating income from chemicals was Eu51 million, compared to a loss of Eu17 million in the first quarter 2002 and an income of Eu4 million in the fourth quarter last year.

The year-on-year operating income rise is due to higher international margins and sales growth in comparison to the same period last year. The growth in Argentina has been originated from sharply increased urea production at Bahía Blanca and of methanol at Plaza Huincul, which, after transport problems were resolved, is operating at 85-90% capacity.   There was also improvement in the reference margins for these products.

Base petrochemical margins were higher than in 2002, although there was some erosion in the first quarter of 2003 resulting from the increase of naphtha prices.  Nevertheless, this situation has currently been corrected with the drop in feedstock prices at the end of March and in April. Derivative chemical margins were, in general, higher than in the first quarter 2002, with an improvement in polyolefin and a significant rise in methanol and urea margins, made possible because international prices have been influenced by natural gas prices in the U.S., which were high in this period, whereas the price of gas in Argentina remained stable.

Total sales of petrochemical products were 996 Kt, 28.5% up year-on-year, and 12.2% higher than in fourth quarter 2002, thanks to the consolidation of methanol and urea production, as well as increased sales of propylene oxide/styrene monomer and derivatives, and butadiene.

Base petrochemical production increased following the revamping of the Tarragona cracker at the end of 2002, which is currently operating at 100% of its increased capacity (660 Kt per year).

Investments

First quarter 2003 investments in chemicals totalled Eu26 million, 18.2% more than in the same period last year. Investment was mainly earmarked for current projects and for upgrading existing units.

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2.4.     GAS & POWER

Unaudited figures

	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
OPERATING INCOME (Million euro)	355	54	63	-82.3
OPERATING INCOME (With 24% stake in Gas Natural SDG, in million euros)	89	54	63	-29.2
GAS SALES (bcm) (*)	6.65	7.12	7.54	13.5
INVESTMENTS (Million euros)	338	132	107	-68.3

Note: 1 bcm= 11,626.4 GWh = 10 billion thermies
(*) For ease of comparison on equivalent terms, Gas Natural figures are presented at 100%.

First quarter results

First quarter operating income was Eu63 million in comparison to Eu355 million a year earlier.  These two aggregates are not comparable in that the 2003 figure included 24.04% of Gas Natural SDG operating income, whereas that for 2002 incorporated 100% of same up to May.  On like for like terms, that is, taking only 24.04% as a basis for both years, income would have fallen 29.2%. This lower performance was the result of consolidating Enagas by the equity method since June 2002; changes in the remuneration regime in Spain since February 2002; the freeze on gas tariffs in Argentina, and the reclassification of some activities, as mentioned in the Exploration & Production section.

Gas sales totalled 7.54 bcm, and were 13.5% higher than in the first quarter 2002.  This was the result of higher trading sales, and sales to thermal power plants and the residential sector in Spain, and a sales growth in Latin America, which offset the decline in the industrial market in Spain.

In Spain, total sales in the first quarter 2003 were 5.04 bcm, 1.7% less than in the equivalent 2002 period.  This fall was mainly the result of lower sales to the industrial sector, which were 2.42 bcm (-13.8%), because of the switch to the non-regulated market and increasing competition in this market. This effect was partially offset by an increase in sales to third party distributors and marketing agents, amounting to 1.00 bcm (+17.8%); to the residential and commercial sector, amounting to 1.25 bcm (+5.9%); and to thermal power plants, amounting to 0.36 bcm (+28.0%).  Higher sales on these markets mainly arose from additions to the customer base, which increased by 293,000 over the past twelve months, to reach a total of 4.2 million; and the start-up of new combined cycle plants.

As for the commercialization of electricity, the company has approximately a 4% market share in the liberalised power market.  Sales in the first quarter of 2003 reached 617 GWh.  With respect to power generation, the start-up of the San Roque and San Adrián de Besós combined cycles has permitted the generation of 572 GWh during the first quarter 2003.

Gas & power operations in Latin America produced an income of Eu5 million in this quarter, 72.2% lower than in the same period last year. This drop is mainly attributable to a change in consolidation criteria and the other effects already mentioned.  On equivalent terms, income from this activity in Latin America would have risen 31.3% because of higher distribution sales in all countries (Argentina +21.1%, Mexico +19.3%, Colombia +16.3%, and Brazil +1.8%), partially curtailed by lower margins in Argentina because of local currency devaluation.  These higher sales were mainly the result of 301,000 new customers in the past twelve months, making a total of 4 million.

Sales to the trading activity outside Spain in this quarter amounted to 0.95 bcm, much higher than the 0.12 bcm registered in the equivalent period 2002, due to the fact that this activity has benefited from better gas natural benchmark prices in the United States (Henry Hub).  The 2003 aggregate includes sales in Italy.

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Investments

Investment in gas & power during the first quarter 2003 was Eu107 million, 68.3% down on the same quarter a year earlier.

2.5.     CORPORATE AND OTHERS

This caption reflects corporate overheads not attributable to operating areas, and in this first quarter 2003, registered an expense of Eu12 million.

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3.     FINANCIAL RESULT

BREAKDOWN OF FINANCIAL RESULTS (Million euro)	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
AVERAGE NET DEBT	16,146	9,067	8,642	-46.5
AVERAGE DEBT COST (%)	5.6	5.7	5.7	1.8
FINANCIAL INTEREST	227	132	124	-45.4
CAPITALISED FINANCIAL COSTS	-8	-5	-5	-
OTHERS	170	-1	-31	-
FINANCIAL RESULT	389	126	88	-77.4

Net financial income for the first quarter 2003 was Eu88 million, Eu301 million less than in the same period the year before.  The main reason for this drop lies in the considerable reduction in average debt, which was Eu8,642 million in the first quarter 2003 as against Eu16,146 million a year earlier, and the positive translation differences in this quarter as a result of the favourable evolution of the Argentine peso against the dollar, whereas in the first quarter 2002, it was necessary to make a provision against negative exchange rate differences result of the dollar denominated debt assigned to peso denominated assets in Argentina for Eu178 million.

Net financial expenses from interests, the most representative aggregate directly related to average net debt, were Eu124 million this quarter, falling 45.4% year-on-year.  The average cost of net debt in this first quarter 2003 was equivalent to 5.73%, versus 5.63% in the equivalent period 2002.  This rise came mainly from the cost of maintaining the high volume of cash financial investments, as demanded by the company’s policy in this respect.

The lower net financial expenses from interests resulted in a considerable improvement in the coverage ratio, which measures the relationship between operating cash flow and interests.  This rose from x7 in the first quarter 2002, to x13.6 in this quarter 2003.

4.     EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
E&P	4	-	18	350.0
R&M	24	8	1	-95.8
CHEMICALS	-41	12	11	-
G&P	-18	-	16	-
TOTAL	-31	20	46	-

Income from unconsolidated affiliates in the first quarter 2003 totalled Eu46 million as against a loss of Eu31 million in the same quarter 2002. Income for the quarter in 2003 included income generated mainly by the Atlantic LNG trains (Eu18 million), Inversora and Central Dock Sud (Eu12 million), PBB Polisur (Eu9 million), CLH (Eu4 million), Enagas (Eu3 million) and Petroken (Eu3 million), and a share in the losses posted by Oldeval (Eu3 million).

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5.     GOODWILL AMORTIZATION

GOODWILL AMORTIZATION (Million euro)	1Q02	4Q02	1Q03	% Variation 1Q03 / 1Q02
UNASSIGNED	64	125	45	-29.7
ASSIGNED TO ASSETS	75	88	77	-2.7
TOTAL	139	213	122	-12.2

Unassigned goodwill amortization for the quarter was Eu45 million, in comparison to Eu64 million for the same quarter in 2002, and Eu125 million in the fourth quarter 2002.  The main reason for the difference with respect to the same period last year was the lower amortisation of goodwill denominated in dollars due to the appreciation of the euro against the dollar. The quarter-on-quarter difference is mainly because, in the first quarter 2002, Eu79 million were booked as accelerated goodwill amortization generated in 2002 by Gas Natural SDG’s acquisition of several shareholding packages in Columbian and Brazilian affiliates, following the same method as Gas Natural SDG.

6.     EXTRAORDINARY ITEMS

BREAKDOWN OF EXTRAORDINARY ITEMS (Million euro)	1T02	4T02	1T03	% Variation 1T03 / 1T02
EXTRAORDINARY INCOME BEFORE TAX	200	-419	26	-87.0
EXTRAORDINARY INCOME AFTER TAX	156	-335	17	-89.1

There was an extraordinary income of Eu26 million before tax in this quarter, versus Eu200 million in the first quarter 2002.  Income for the first quarter 2003 includes, on the positive side, capital gains on the sale of a 6.79% CLH stake to Oman Oil (Eu68 million) and on the negative side, a provision relating to a Chemical affiliate in Algeria (Eu10 million), and manpower adjustment provisions (Eu9 million).

7.     TAXES

The tax on profit for 2003 is estimated at 32%, higher than in the previous year (19.8%) but less than in 2001 (39.5%).  Once the exceptional circumstances that concurred in these years (divestments in Spain and the devaluation of the Argentinean peso) have disappeared, the applicable tax rate for 2003 falls in line with those for 2000 and 1999 (32.5 and 32%, respectively).

Tax expense for the 1Q 2003 amounts to Eu342 million.

It should be noted that, since last year, this caption includes the taxes paid in Dubai and Algeria (Eu41 million), which were previously included as E&P operating income.

8.     MINORITY INTERESTS

BREAKDOWN OF INCOME FROM MINORITY INTERESTS (Million euro)	1Q02	4Q02	4Q03	% Variation 1Q03 / 1Q02
PREFERENCE SHARES	45	43	40	-11.1
OTHERS	125	-44	14	-88.8
TOTAL	170	-1	54	-68.2

Income attributable to minority shareholders for the first quarter of 2003 was Eu54 million, in comparison to Eu170 million recorded in the same period last year.  This difference is mainly attributable to the change in the consolidation method for Gas Natural SDG, integrated by the global method in the first quarter 2002, and by the proportional method in 2003.

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9.     HIGHLIGHTS

We would like to highlight following events that have arisen since our last quarterly report:

•
In Exploration & Production, on 2 January last, Repsol YPF exercised a purchase option on an additional 20% of Trinidad & Tobago reserves, owned by BPRY.  Gross production in Trinidad & Tobago reached 280,000 boepd in 2002 (74% in gas), and this is expected to increase to approximately 350,000 boepd in 2003.  With this acquisition, proved reserves in Trinidad & Tobago trebled at the beginning of 2003, to 709 million boe.

The third liquefaction train at the Atlantic LNG plant (Trinidad & Tobago) went on stream at the end of April, two months ahead of schedule. This train has a production capacity of 4.3 bcm per year, equivalent to 20% of annual consumption in Spain.  Repsol YPF has a 25% interest in this third train.  Repsol YPF net production from its 30% stake in BPRY, following the start-up of the third train should reach 105,000 boepd, equivalent to approximately 10% of Repsol YPF’s total production.

•
In the Refining & Marketing business area, on 17 March 2003, Repsol YPF together with Cepsa and BP sold a 10% stake in CLH to Oman Oil Company, finalizing the request imposed by the Royal Decree 6/2000 by which does not allow individual CLH shareholders to own more than 25% interest, and establishes that the joint Repsol YPF, Cepsa and BP shareholding may not exceed 45% of this company’s capital equity.  Following this sale, CLH shareholders comprise Repsol YPF, Enbridge, Cepsa, Oman Oil, BP, Shell, Galp, Disa and China Aviation. The Repsol YPF shareholding in CLH is now 25%.

The Oman Oil Company is fully owned by the government of Oman, and is a company engaged in oil, gas, and derivative activities worldwide.

In Gas & Power,on March 10th last, the Gas Natural SDG Board of directors, with the opposition of Members proposed by Repsol YPF, decided to launch a hostile takeover bid on Iberdrola, S.A.  On  May  5th last, following a negative report from the National Energy Commission, our affiliate’s Board of Directors unanimously decided to withdraw the Public Acquisition Offer.

On April 2nd last, Repsol YPF and BP signed a purchase/sale agreement with Gas Natural SDG on the combined cycle venture jointly under development by the companies in the land surrounding the Repsol Petroleo refinery in Escombreras (Murcia).  When this plant goes into production, it will be one of the largest combined cycle facilities in Spain, and will produce the equivalent of 4% of the peninsula’s overall consumption.  The total capacity will be 1,200 Megawatts, and an investment of nearly Eu600 million will be necessary for its completion.  In relation to this sale, a supply contract has been signed between Repsol YPF and Gas Natural SDG, on 2.1 billion cubic metres of gas per year for a duration of 20 years.

•
Annual General Shareholders’ Meeting.  Repsol YPF held its Annual General Shareholders’ Meeting on April 4th last.  Among other resolutions, the General Shareholders’ Meeting approved the payment of a total gross dividend against 2002 of Eu0.31 per share, 48% higher than in the previous year.

•
The appointment of Ramón Blanco Balín as Repsol YPF Chief Operating Officer (COO) was also approved at the extraordinary Board of Directors meeting held immediately after the General Shareholders’ Meeting, which also accepted the resignation of José Ignacio Goirigolzarri Tellaeche, whose place was filled by Manuel González Cid, appointed by cooption.

•
Repsol YPF has been included in the FTSE4Good index series following the latest half-yearly revision.  The results of this revision, for which new and very strict environmental standards were applied, were published last March.  FTSE4 Good is an innovative series of indexes, designed and managed by FTSE, known for prizing the values of socially responsible business, that is, those businesses which include economic, environmental and social criteria as an integral part of their management.

Madrid, May 14th 2003
15

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Item 2

TABLES RESULTS FIRST QUARTER 2003

16

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17

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q02	4Q02	1Q03

EBITDA (*)	1,587	1,470	1,689
Operating income	889	878	1,129
Financial results	(389)	(126)	(88)
Equity on earnings of unconsolidated affiliates	(31)	20	46
Goodwill amortization	(64)	(125)	(45)
Extraordinary items	200	(419)	26
Income before income tax and minority interests	605	228	1,068
Income tax	(133)	(40)	(342)
Net income before minority interests	472	188	726

Minority interest	(170)	1	(54)

Net income	302	189	672

Cash-flow after taxes	1,154	1,252	1,257

Net income per share (1)
* Euros/share	0.25	0.15	0.55
* $/ADR	0.22	0.16	0.60

Cash-flow per share (1)
* Euros/share	0.95	1.03	1.03
* $/ADR	1.08	1.08	1.12

(*) EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income)

(1) Calculated on 1.220.863.463 shares

0.872 dollar per euro in 1Q02
1.049 dollar per euro in 4Q02
1.089 dollar per euro in 1Q03

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18

BREAK-DOWN OF REPSOL YPF OPERATING REVENUES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q02	4Q02	1Q03

Exploration & Production	1,106	1,470	1,637
Spain	28	58	70
Argentina	719	986	1,093
Others in Latin America	200	345	296
Other countries	159	81	178

Refining & Marketing	7,223	8,528	8,688
Spain	4,941	5,503	5,729
Argentina	1,341	1,859	1,635
Others in Latin America	521	737	722
Other countries	420	429	602

Chemicals	408	544	556
Spain	345	418	433
Argentina	63	126	123
Others in Latin America	-	-	-
Other countries	-	-	-

Gas & Power	1,499	356	369
Spain	1,296	280	322
Argentina	43	41	6
Others in Latin America	144	33	37
Other countries	16	2	4
Corporate and Others	(1,056)	(1,732)	(1,487)

TOTAL	9,180	9,166	9,763

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19

BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q02	4Q02	1Q03

Exploration & Production	256	589	670
Spain	(2)	11	15
Argentina	171	440	499
Others in Latin America	19	75	79
Other countries	68	63	77

Refining & Marketing	296	250	357
Spain	188	183	237
Argentina	89	63	108
Others in Latin America	13	2	8
Other countries	6	2	4

Chemicals	(17)	4	51
Spain	(25)	(11)	27
Argentina	8	15	24
Others in Latin America	-	-	-
Other countries	-	-	-

Gas & Power	355	54	63
Spain	305	28	52
Argentina	7	16	2
Others in Latin America	11	4	3
Other countries	32	6	6
Corporate and Others	(1)	(19)	(12)

TOTAL	889	878	1,129

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20

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q02	4Q02	1Q03

Exploration & Production	589	928	996
Refining & Marketing	462	411	500
Chemicals	23	61	95
Gas & Power	479	56	81
Corporate and Others	34	14	17

TOTAL	1,587	1,470	1,689

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21
BREAK-DOWN OF INVESTMENTS BY ACTIVITIES(*)

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES

	1Q02	4Q02	1Q03

Exploration & Production	240	328	1,154
Spain	19	1	0
Argentina	128	207	128
Others in Latin America	84	100	1,007
Other countries	9	20	19

Refining & Marketing	84	229	95
Spain	50	102	66
Argentina	14	49	9
Others in Latin America	18	63	17
Other countries	2	15	3

Chemicals	22	30	26
Spain	12	29	25
Argentina	10	1	1
Others in Latin America	-	-	-
Other countries	-	-	-

Gas & Power	338	132	107
Spain	115	82	94
Argentina	11	1	4
Others in Latin America	212	48	8
Other countries	-	1	1

Corporate and Others	36	101	28

TOTAL	720	820	1,410

(*)	Capitalized deferred expenses not included

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22

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)
(Unaudited figures)

		DECEMBER	MARCH

		2002	2003

	Start-up expenses	61	52

	Intangible assets	898	962

	Property, plants and equipment	20,562	20,737

A.	Long term financial assets	335	255

	Other financial assets	883	1,026

	Goodwill arising on consolidation	2,934	2,793

	Deferred tax assets	616	636

	Deferred expenses	683	625

B.	Temporary cash investments and cash on hand and in banks	4,465	4,292

	Other current assets	6,627	7,163

	TOTAL ASSETS	38,064	38,541

C.	Shareholders equity	13,586	13,924

D.	Minority interests	4,223	4,210

	Negative consolidation difference	3	4

	Long term liabilities	1,165	1,170

E.	Subsidies and deferred revenues	262	259

	Deferred tax liabilities	503	637

F.	Long term debt	8,273	7,361

G.	State financing of investments in exploration	3	3

	Non-interest bearing liabilities	1,111	1,097

H.	Short term debt	3,999	4,872

	Other current liabilities	4,936	5,004

	TOTAL EQUITY / LIABILITIES	38,064	38,541

I.	NET DEBT (Sum of F+H-A-B)	7,472	7,686

	CAPITALIZATION (Sum of C+D+E+G+I)	25,546	26,082

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	25,281	25,820

	ROCE before extraordinary, non recurring items and Goodwill amortization (*)	14,3%	19,9%

(*)	It correspond to net adjusted result between capital employed minus goodwill at the begining of the period. In 2002 Gas Natural sale has been adjusted.

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23

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS JANUARY-MARCH 2002 AND 2003

(Million Euros)
(Unaudited figures)

	2002	2003

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	302	672
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	763	597
Net Provisions	64	36
Minority interest	170	54
Income from asset divestments	(285)	(52)
Deferred taxes and others	140	(50)

SOURCES OF FUNDS	1,154	1,257
Changes in working capital	(329)	(503)

	825	754

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(519)	(371)
Investments in intangible assets	(15)	(10)
Financial investments	(28)	(71)
Acquisition of shareholdings in consolidated subsidiaries	(158)	(958)

Total Investments	(720)	(1,410)
Capitalized deferred expenses	(13)	(4)

	(733)	(1,414)
Divestments	417	117

	(316)	(1,297)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	24	767
Repayment of long term loans and other noncurrent liabilities	(238)	(357)
Variation in current financial assets	(150)	186
Subsidies received	28	17
Minority interest contributions	-	-
Provisions and others	(54)	(6)
Dividend paid	(14)	(43)

	(404)	564

Net change in cash and cash equivalents	105	21

Cash and cash equivalents at the beginning of the period	278	195

Cash and cash equivalents at the end of the period	383	216

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Item 3

ANNEX 1 OPERATING HIGHLIGHTS

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25

OPERATING HIGHLIGHTS (E&P, CHEM., G&P)

		2002	2003

OPERATING HIGHLIGHTS	UNITS	1Q	1Q	% Variation 1Q03/1Q02

EXPLORATION & PRODUCTION

-HYDROCARBON PRODUCTION	K Boed	945.6	1002.7	6.03
Crude and Liquids production	K Boed	587.3	575.6	-1.99
-Spain	K Boed	7.2	3.4	-52.42
-Argentina	K Boed	436.4	426.9	-2.18
-Rest in Latino America	K Boed	80.4	84.7	5.34
-Other countries	K Boed	63.3	60.6	-4.31

Natural Gas production	K Boed	358.4	427.1	19.17
-Spain	K Boed	0.0	0.0
-Argentina	K Boed	223.5	246.0	10.07
-Rest in Latino America	K Boed	113.4	163.5	44.23
-Other countries	K Boed	21.5	17.6	-18.25

CHEMICALS

-SALES OF PETROCHEMICAL PRODUCTS	Kt	775	996	28.5
By type of product
-Base petrochemical	Kt	159	227.1	43.2
-Spain	Kt	30	6.8	-77.4
-Argentina	Kt	33	24.1	-26.9
-Other countries	Kt	95	196.2	105.7

-Derivative petrochemicals	Kt	617	768.6	24.7
-Spain	Kt	287	305.8	6.4
-Argentina	Kt	76	74.9	-1.0
-Other countries	Kt	253	387.9	53.1

NATURAL GAS

NATURAL GAS	bcm	6.65	7.54	13.5
-Spain	bcm	5.12	5.04	-1.7
-Argentina	bcm	0.32	0.39	21.1
-Rest in Latino America	bcm	1.08	1.17	8.7
-Other countries	bcm	0.12	0.95	670.5

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26

OPERATING HIGHLIGHTS (R&M)

		2002	2003

OPERATING HIGHLIGHTS	UNIDAD	1º. Tr.	1º. Tr.	%Variación 1T03/1T02

-CRUDE OIL PROCESSED	M tep	12,3	12,9	5,3
-Spain	M tep	7,8	7,6	-2,1
-Argentina	M tep	3,6	3,9	9,2
-Other countries	M tep	0,9	1,4	53,2

-SALES OF OIL PRODUCTS	Kt	12.504	12.711	1,7
.Sales in Spain	Kt	7.903	7.523	-4,8
- Own network	Kt	5.717	5.031	-12,0
- Light products	Kt	3.903	4.084	4,6
- Other Products	Kt	1.814	947	-47,8
-Other Sales to Domestic Market	Kt	1.344	1.561	16,2
- Light Products	Kt	1.004	1.037	3,3
- Other Products	Kt	340	524	54,3
-Exports	Kt	842	931	10,6
- Light Products	Kt	312	306	-2,0
- Other Products	Kt	530	625	18,0

.Sales in Argentina	Kt	2.990	3.173	6,1
- Own network	Kt	1.677	1.696	1,1
- Light products	Kt	1.328	1.389	4,6
- Other Products	Kt	350	307	-12,2
-Other Sales to Domestic Market	Kt	290	290	0,0
- Light Products	Kt	233	213	-8,6
- Other Products	Kt	57	77	35,3
-Exports	Kt	1.022	1.187	16,1
- Light Products	Kt	806	799	-0,9
- Other Products	Kt	217	388	79,2

.Sales Rest of Latin America	Kt	1.427	1.802	26,3
- Own network	Kt	660	780	18,1
- Light products	Kt	534	663	24,0
- Other Products	Kt	126	117	-7,1
-Other Sales to Domestic Market	Kt	497	752	51,3
- Light Products	Kt	343	556	62,3
- Other Products	Kt	154	196	26,9
-Exports	Kt	269	270	0,3
- Light Products	Kt	0	0
- Other Products	Kt	269	270	0,3

.Sales in other countries	Kt	185	213	15,0
- Own network	Kt	185	213	15,0
- Light products	Kt	174	184	6,0
- Other Products	Kt	12	29	150,0

-LPG SALES

- LPG	Kt	927	958	3,3
-Sales in Spain	Kt	658	684	3,9
-Sales in Argentina	Kt	71	67	-6,0
-Sales in Rest of Latin America	Kt	173	181	4,5
-Sales in other countries	Kt	25	26	5,4

Other sales to domestic markets: includes sales to other operators and bunker
Exports: expressed from country of origin
From 1.01.2003 onwards it includes data from the 30% partipation in REFAP (Brasil) and form the 50% partipation in Refinor (Argentina)
In this note and for comparative purposes data for the 1Q2003 is cumulative and variation do not include REFAP and Refinor:
- Processed crude oil in Argentina 3.8 Mton (6.4%), sales in Argentina 3.08 Kt (3.2%); processed crude rest of Latinamerica 1MTon (9.5%) sales rest of Latinamerica 1,522 Kt (6.7%)

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ITEM 4

1st QUARTER 2003 PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL 14.00 H CET

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Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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1st QUARTER 2003 PRELIMINARY RESULTS

Mr. Ramón Blanco

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Strong international crude prices

High refining margins

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Strong €/$

Argentina’s recession
Lower LPG margins

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6% Growth in hydrocarbon production

Higher refining utilization

Higher marketing sales

Double digit growth in petrochemical sales

Three digit growth in midstream operation

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Net financial interest

Million Euro

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1. Argentinean situation

2. Acquisition of T&T reserves

3. Gas Natural bid for Iberdrola

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Inflation in Argentina	Peso /$

Monthly Evolution

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Million (% Yearly change)

9

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Million $

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2. Acquisition of T&T reserves

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3. Gas Natural bid for Iberdrola

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Recent changes in the Spanish legal framework allowed us.

We believe the real value of Gas Natural shares is well above the current levels.

We will benefit of a stronger position for future decisions.

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RESULTS

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FINANCIAL EVOLUTION

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NET DEBT VARIATION
1st Quarter 2002

8.000
6.000
4.000
2.000
0
7,472
1,257
112
301
1,407
477
7,686
31 Dec 2002
Net Cash Flow
Divestments
€/$ Exch.rate
CAPEX
Dividends & others
31 Mar 2003

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1st QUARTER 2003 PRELIMINARY RESULTS
Investor Relations Pº Castellana 278-280 28046 Madrid (Spain) Tlf: 34 913 48 55 48 Fax: 34 913 48 87 77 E-mail: INVERSORES@repsolypf.com Website: www.repsolypf.com May 14th,2003

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 15, 2003	By:	/s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer